United States securities and exchange commission logo





                              February 23, 2021

       Arnaud Massenet
       Chief Executive Officer
       Aurora Acquisition Corp.
       20 North Audley Street
       London W1K 6LX, United Kingdom

                                                        Re: Aurora Acquisition
Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed February 12,
2021
                                                            File No. 333-253106

       Dear Mr. Massenet:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed February 12, 2021

       Signatures, page S-1

   1. We note your response to prior comment 6. Please revise the signature page to include the name of the registrant
below the first paragraph of text. Also, revise the signature page to include the signature
of your authorized representative in the United States.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Arnaud Massenet
Aurora Acquisition Corp.
February 23, 2021
Page 2

        You may contact SiSi Cheng, Staff Accountant, at 202-551-5004 or John Cash,
Accounting Branch Chief, at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-
551-3602 or Erin Purnell, Senior Attorney, at 202-551-3454 with any other questions.



                                                            Sincerely,
FirstName LastNameArnaud Massenet
                                                            Division of
Corporation Finance
Comapany NameAurora Acquisition Corp.
                                                            Office of
Manufacturing
February 23, 2021 Page 2
cc:       Steven G. Canner
FirstName LastName